District Prepares to Drill Test Three Properties

Vancouver, B.C.	March 15, 2022

March 15, 2022 - District Metals Corp. (TSX-V: DMX) (FRA: DFPP); ("District" or the "Company") is pleased to provide an update on permitting and planned drill programs on our Tomtebo and Gruvberget Properties located in the Bergslagen Mining District in south-central Sweden, and our Bakar Copper Property located on Northern Vancouver Island in British Columbia.

Planned Drill Programs for H1 2022:

  Tomtebo Property: all required permits are valid until the end of 2022.  The next phase of drilling on the Tomtebo Property is scheduled to commence in early-April and will comprise 1,200 m in three holes (Figure 1).  Drilling will step out below high grade polymetallic mineralization at the Steffenburgs zone where our recently reported hole TOM21-028 intersected 30.0 m at 10.9% ZnEq1 (see February 28, 2022 news release).  In addition, a magnetic high anomaly located 665 m northeast and along trend from the historic Tomtebo Mine will be tested.
  Gruvberget Property: the drill permit application has been submitted, and all approvals are expected by April 2022.  The maiden drill program at the Gruvberget Property is scheduled to commence in early-May and will comprise 1,800 m in ten holes (Figure 2).  Drilling will concentrate on the Gruvberget North zone where historic drilling has delineated continuous polymetallic mineralization along a 550 m strike length that extends to a vertical depth of 160 m.  Historic drilling at the Gruvberget North zone intersected numerous significant polymetallic mineralized intervals such as hole GRU1011 that returned 6.1 m at 11.0% ZnEq1 (Table 1).
  Bakar Copper Property: the drill permit application was submitted in November 2021, and the BC Ministry of Energy, Mines and Low Carbon Innovation has not provided any guidance on timing of the permit approval.  The maiden drill program at the Bakar Property will ideally be completed within H1 2022 and will comprise 800 m in two holes.  Drilling will test the high priority EC Target (Figure 3) that was recently identified by coincident VTEM and ZTEM anomalies, and rock chip samples from outcrop assaying 0.49% to 4.13% Cu (see February 7, 2022 news release).

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Garrett Ainsworth, CEO of District, commented: "We are excited to get back to the drill bit starting with follow up on our recent exceptional drill results from the Steffenburgs zone at the historic Tomtebo Mine.  Our planned step out 665 m northeast from the Tomtebo Mine will target a magnetic high that shows a magnetic response that is analogous with significant polymetallic mineralization at the Tomtebo Mine.

The permitting process continues to go smoothly in Sweden as our drill permit application for the Gruvberget Property is on track for us to commence our maiden drill program in early-May 2022.  Our data compilation on the Gruvberget Property identified the Gruvberget North zone as a high priority target with potential to build out a mineral resource based on historical drilling, surface rock geochemistry, and geophysical anomalies where mineralization is open in most directions.

We continue to communicate with the BC Ministry on a monthly basis regarding our permit application to drill the EC Target on the Bakar Copper Property, which was submitted in November 2021.  The EC Target represents an excellent opportunity for a grassroots porphyry copper or VMS discovery based on coincident geophysical anomalies, structural setting, geochemical anomalies, alteration features, and an associated topographic low."

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Figure 1: Plan View of Proposed Drill Holes on Tomtebo Property

P-TOM22-003
Northeast Magnetic Target
Oscarsgruvan Target
Steffenburgs Target
P-TOM22-001
P-TOM22-002
N
100
0
100 m
LEGEND
Planned Drillhole
-200m Exploration Drift
Ore Model
TMI
High : 53280.4
Low : 51194.3

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Figure 2: Long Section Looking East at Gruvberget North Zone

N
S
GRU1004
GRU1005
GRU1003
GRU1006
GRU1002
GRU1007
GRU1001
GRU1008
GRU1015
GRU1009
GRU1012
GRU1010
GRU1011
GRU1013
GRU1014
GRU1005:
0.36m @ 2.73% ZnEq
0.16m @2.28% ZnEq
GRU1003:
8.89m @ 6.36% ZnEq
GRU1003:
5.73m @7.69% ZnEq
GRU1006:
0.32m @8.85% ZnEq
GRU1002:
1.43m @10.82% ZnEq
GRU1007:
6.00m @ 4.11% ZnEq
GRU1001:
3.99m @ 5.92% ZnEq
GRU1008:
4.85m @ 10.77% ZnEq
GRU1015:
2.06m @ 8.63% ZnEq
GRU1009:
2.02m @ 4.20% ZnEq
GRU1012:
3.67m @ 4.94% ZnEq
GRU1010:
3.85m @ 7.45% ZnEq
GRU1011:
6.13m @ 11.04% ZnEq
GRU1013:
2.38m @ 8.34% ZnEq
150m
100m
50m
Planned Drill Area
Planned Drill Area
Legend
Historic Drillhole
Historic Drillhole Intercept
100 50 0 100 m

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Figure 3: EC Target on Bakar Property

558000
559500
561000
562500
564000
565500
567000
5617000
5615500
5614000
5612500
5611000
Legend
VTEM Anomaly
ZTEM Anomaly
ZTEM Low Resistivity Anomaly
Access Roads
Outcrop Rock Samples
0.49% Cu in galena-malachite vein
4.1% Cu in chalcopyrite-bornite vein
Combined VTEM-ZTEM Target
N
0 0.5 1 2 Kilometers
1:50,000
BAKAR PROPERTY
ELEPHANT CROSSING

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Table 1: Gruvberget North Zone Historic Drill Assay Results2

Drill Hole				Depths and Interval			Historical Assay Results
Hole ID	Azimuth	Dip	Depth	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Cu (%)	Zn (%)	Pb (%)	ZnEq (%)
GRU1001	268	-50	98.65	28.79	32.78	3.99	51.07	0.09	0.19	2.89	1.11	5.92
GRU1002	268	-50	101.45	41.67	43.10	1.43	83.00	0.17	0.28	5.00	2.81	10.82
GRU1003	268	-50	102.70	59.83	68.72	8.89	39.70	0.04	0.16	3.67	1.28	6.36
				87.66	93.39	5.73	71.03	0.12	0.09	3.68	1.83	7.69
GRU1004	268	-50	141.70	No Significant Mineralization
GRU1005	268	-40	55.70	12.37	12.73	0.36	26.80	0.08	0.06	2.73	0.25	4.03
				14.15	14.31	0.16	26.70	0.01	0.03	2.28	0.38	3.42
GRU1006	268	-50	200.00	122.41	122.73	0.32	43.00	0.09	0.01	7.22	0.28	8.85
GRU1007	268	-46	210.60	139.06	145.06	6.00	54.37	0.13	0.06	1.59	0.69	4.11
GRU1008	268	-50	199.55	122.09	126.94	4.85	98.40	0.14	0.28	5.31	2.05	10.77
GRU1009	268	-50	179.10	104.81	106.83	2.02	32.51	0.08	0.23	2.00	0.60	4.20
GRU1010	268	-50	165.40	104.12	107.97	3.85	64.53	0.36	0.41	3.05	0.77	7.45
GRU1011	241	-50	145.20	89.59	95.72	6.13	50.57	1.88	1.28	1.06	0.15	11.04
GRU1012	268	-50	51.00	25.98	29.65	3.67	26.39	0.05	0.10	2.31	1.77	4.94
GRU1013	241	-50	138.20	104.42	106.80	2.38	33.07	0.42	0.98	3.53	0.33	8.34
GRU1014	241	-50	148.50	No Significant Mineralization
GRU1015	268	-50	285.60	178.45	180.51	2.06	42.28	0.31	0.09	5.15	1.46	8.63

Notes:

  All intervals are core lengths, and true thicknesses are yet to be determined. Mineral resource modeling is required before true thicknesses can be estimated.
  Metal prices used in USD for the ZnEq cut-off calculations were based on Ag $15.00/oz, Au $1650/oz, Cu $2.15/lb, Zn $0.85/lb, and Pb $0.75/lb.
  ZnEq = Zn% + (Ag g/t × 0.0257) + (Au g/t x 2.831) + (Cu% × 2.529) + (Pb% × 0.882)
  The use of ZnEq is to calculate cut-off grades for exploration purposes, and no adjustments were made for metal recovery.
  These drill results are historical in nature.  District has not undertaken any independent investigation of the sampling nor has it independently analyzed the results of the historical exploration work in order to verify the results. District considers these historical drill results relevant as the Company will use this data as a guide to plan future exploration programs. The Company also considers the data to be reliable for these purposes, however, the Company's future exploration work will include verification of the data through drilling.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

References

1 Metal prices used in USD for the ZnEq calculation were based on Ag $15.00/oz, Au $1650/oz, Cu $2.15/lb, Zn $0.85/lb, and Pb $0.75/lb.  ZnEq equals = Zn% + (Ag g/t × 0.0257) + (Au g/t x 2.831) + (Cu% × 2.529) + (Pb% × 0.882).  The use of ZnEq is to calculate cut-off grades for exploration purposes, and no adjustments were made for metal recovery.

2 Wiking Mineral AB News Release dated May 12, 2011.

Technical Information

All scientific and technical information in this news release has been prepared by, or approved by Garrett Ainsworth, PGeo, President and CEO of the Company.  Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The drill core reported from the Tomtebo Property in this news release was logged and prepared at the District Metals AB core facility in Säter, Sweden before submittal to ALS Geochemistry in Malå, Sweden where the NQ-size drill core is cut, bagged, and prepared for analysis.  Sample pulps were sent to ALS Geochemistry in Ireland (an accredited mineral analysis laboratory) for analysis. Samples were analyzed using a multi-element ultra trace method combining a four-acid digestion with ICP-MS analytical package ("ME-MS61"). Over limit sample values were re-assayed for: (1) values of copper >1%; (2) values of zinc >1%; (3) values of lead >1%; and (4) values of silver >100 g/t using the high-grade material ICP-AES analytical package ("ME-OG62").  Additional over limit sample values were re-assayed for: (1) values of zinc >30%; (2) values of lead >20% using the high precision analysis of base metal ores AAS analytical package ("Zn, Pb-AAORE").  Gold, platinum, and palladium were analyzed using the 30 g lead fire assay with ICP-AES finish analytical package ("PGM-ICP23"). Certified standards, blanks, and duplicates were inserted into the sample shipment to ensure integrity of the assay process. Selected samples were chosen for duplicate assay from the coarse reject and pulps of the original sample. No QA/QC issues were noted with the results reported.

Some of the data disclosed in this news release is related to historical drilling results from the Gruvberget Property. District has not undertaken any independent investigation of the sampling nor has it independently analyzed the results of the historical exploration work in order to verify the results. District considers these historical drill results relevant as the Company is using this data as a guide to plan exploration programs. The Company's current and future exploration work includes verification of the historical data through drilling.

Mr. Ainsworth has not verified any of the information regarding any of the properties or projects referred to herein other than District Metal's Properties. Mineralization on any other properties referred to herein is not necessarily indicative of mineralization on District's Properties.

About District Metals Corp.

District Metals Corp. is led by industry professionals with a track record of success in the mining industry. The Company's mandate is to seek out, explore, and develop prospective mineral properties through a disciplined science-based approach to create shareholder value and benefit other stakeholders.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

The advanced exploration stage Tomtebo Property is located in the Bergslagen Mining District of south-central Sweden is the Company's main focus. Tomtebo comprises 5,144 ha and is situated between the historic Falun Mine and Boliden's Garpenberg Mine that are located 25 km to the northwest and southeast, respectively. Two historic polymetallic mines and numerous polymetallic showings are located on the Tomtebo Property along an approximate 17 km trend that exhibits similar geology, structure, alteration and VMS/SedEx style mineralization as other significant mines within the district. Mineralization that is open at depth and along strike at the historic mines on the Tomtebo Property has not been followed up on, and modern systematic exploration has never been conducted on the Property.

For further information on the Tomtebo Property, please see the technical report entitled "NI 43-101 Update Technical Report on the Tomtebo Project, Bergslagen Region of Sweden" dated effective October 15, 2020 and amended and restated on February 26, 2021, which is available on SEDAR at www.sedar.com.

On Behalf of the Board of Directors

"Garrett Ainsworth"
President and Chief Executive Officer

(604) 288-4430

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding "Forward-Looking" Information.

This news release contains certain statements that may be considered "forward-looking information" with respect to the Company within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and any similar expressions. In addition, any statements that refer to expectations, predictions, indications, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events.  Forward-looking statements in this news release relating to the Company include, among other things, statements relating to the Company's planned exploration activities, including its drill target strategy and next steps for the Tomtebo Property; the company's interpretations and expectations about the mineralization of the Tomtebo Mine; the Company's belief that the numerous gravity high anomalies identified at the historic Tomtebo Mine provide immense expansion potential; the Company's belief that the modeled gravity high anomalies at the historic Tomtebo Mine could correspond with polymetallic and/or iron sulphide mineralization, or a mafic unit; and the Company's belief that the gravity high anomaly located one kilometer to the northeast of the Tomtebo Mine represents a potential grassroots discovery opportunity with a modeled tonnage that compares with the historic production tonnage from the historic Falun Mine.

These statements and other forward-looking information are based on opinions, assumptions and estimates made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, as of the date of this news release, including, without limitation, assumptions about the reliability of historical data and the accuracy of publicly reported information regarding past and historic mines in the Bergslagen district; the Company's ability to raise sufficient capital to fund planned exploration activities, maintain corporate capacity and satisfy the exploration expenditure requirements required by the definitive purchase agreement between the Company and the vendor of the Tomtebo Property (the "Tomtebo Purchase Agreement") by the times specified therein; and stability in financial and capital markets.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks associated with the following: the reliability of historic data regarding the Tomtebo Property; the Company's ability to raise sufficient capital to finance planned exploration (including incurring prescribed exploration expenditures required by the Tomtebo Purchase Agreement, failing which the Tomtebo Property will be forfeited without any repayment of the purchase price); the Company's limited operating history; the Company's negative operating cash flow and dependence on third-party financing; the uncertainty of additional funding; the uncertainties associated with early stage exploration activities including general economic, market and business conditions, the regulatory process, failure to obtain necessary permits and approvals, technical issues, potential delays, unexpected events and management's capacity to execute and implement its future plans; the Company's ability to identify any mineral resources and mineral reserves; the substantial expenditures required to establish mineral reserves through drilling and the estimation of mineral reserves or mineral resources; the Company's dependence on one material project, the Tomtebo Property; the uncertainty of estimates used to calculated mineralization figures; changes in governmental regulations; compliance with applicable laws and regulations; competition for future resource acquisitions and skilled industry personnel; reliance on key personnel; title matters; conflicts of interest; environmental laws and regulations and associated risks, including climate change legislation; land reclamation requirements; changes in government policies; volatility of the Company's share price; the unlikelihood that shareholders will receive dividends from the Company; potential future acquisitions and joint ventures; infrastructure risks; fluctuations in demand for, and prices of gold, silver and copper; fluctuations in foreign currency exchange rates; legal proceedings and the enforceability of judgments; going concern risk; risks related to the Company's information technology systems and cyber-security risks; and risk related to the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. For additional information regarding these risks, please see the Company's Annual Information Form, under the heading "Risk Factors", which is available at www.sedar.com. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company. These factors and assumptions, however, should be considered carefully. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Also, many of such factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information is made as of the date of this news release, and the Company assumes no obligation to publicly update or revise such forward-looking information, except as required by applicable securities laws. All scientific and technical information contained in this news release has been prepared by or reviewed and approved by Garrett Ainsworth, PGeo, President and CEO of the Company. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3

Telephone: (604) 288-4430